May 8, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
J. Nolan McWilliams

Re:	Red Bullet Racing Corporation

Registration Statement on Form S-1, as amended

File No. 333-178754

Ladies and Gentlemen:

Red Bullet Racing Corporation (the “Company”) hereby requests that its above-referenced Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 10:00 a.m. on May 9, 2012 or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RED BULLET RACING CORPORATION

/s/ Jack Brothers
Jack Brothers
Chief Executive Officer